UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number: 0-19065

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.

17801 Georgia Avenue

Olney, Maryland 20832

Sandy Spring Bank 401(k) Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule

Schedule of Assets (Held at End of Year)	13

Signatures
14

Exhibit Index	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

Sandy Spring Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

/s/ Stegman & Company

Baltimore, Maryland

June 18, 2015

1

Sandy Spring Bank 401(k) Plan

Statements of Net Assets Available For Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value:
Guaranteed investment contract	$1,062,064	$744,170
Collective investment trusts	45,666,961	41,790,154
Mutual funds	20,341,799	17,072,447
Common stock	8,120,460	9,262,822
	75,191,284	68,869,593

Receivables:
Employer contributions	84,695	84,576
Notes receivable from participants	726,653	626,446
	811,348	711,022
Total Assets	76,002,632	69,580,615

Liabilities
Total Liabilities	-	-
Net Assets Available for Benefits	$76,002,632	$69,580,615

See notes to Financial Statements.

2

Sandy Spring Bank 401(k) Plan

Statement of Changes In Net Assets Available For Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,970,578
Interest and dividends	580,877
Total Investment Gain:	3,551,455

Interest income on notes receivable from participants	21,721

Contributions:
Participant	4,098,200
Employer	1,817,509
Rollover	817,337
Total Contributions:	6,733,046
Total Additions	10,306,222

Deductions from net assets attributed to:
Benefits paid to participants	3,881,261
Administrative expenses	2,903
Other expenses	41
Total Deductions	3,884,205

Net Increase in Net Assets Available for Benefits	6,422,017
Net Assets Available for Benefits:
Beginning balance	69,580,615
Ending balance	$76,002,632

See notes to Financial Statements.

3

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies

Plan description: The following description of the Sandy Spring Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp, Inc. and its related companies (the “Company”) who are eighteen or older, and are credited with one month of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Pre-tax deferrals will not be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan that its participating employees defer to the Plan. For the 2014 plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 3% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2014 there was no profit sharing bonus granted.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Interest rates are based on the prime rate at the time of the loan’s inception. Current rates range from 3.25% to 4.00%. There is also a $40 origination fee and an $8 quarterly fee, which is taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. Loan fees are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their accounts into various investment options offered by the Plan.

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after January 1, 2006.

4

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid in a lump sum. If the total value of the participant’s vested account balance is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2014 and December 31, 2013, forfeited nonvested accounts totaled $0 and $1,414, respectively. These accounts are used to reduce employer contributions.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Company as provided by the Plan document. The asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. See Note 2 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated on the payable date to shareholders as of record date.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes from participants are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties: The Plan invests in marketable equity securities (common stocks), guaranteed investment contracts, collective investment trusts and mutual funds. Such investments are exposed to various risks such as market risk and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

5

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Adopted Accounting Pronouncements: There are no new accounting pronouncements adopted by the Plan during the year ended December 31, 2014.

Note 2. Fair Value Measurements

The Plan measures, on a recurring basis, its investments at fair value in accordance with FASB codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2- Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3- Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Cash and money market funds: Valued at amortized cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on the quoted market price of the respective funds.

Guaranteed investment contract: The guaranteed investment contract consists of the Principal Fixed Income Guaranteed Option and is reported at contract value which approximates fair value. Contract value represents the aggregation of contributions, plus interest, less withdrawals, if any.

6

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

Collective Investment Trusts: Valued at net asset value (“NAV”) per unit held by the Plan at year-end as quoted by the funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

7

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance as of December 31,
	(Level 1)	(Level 2)	(Level 3)	2014
Sandy Spring Bancorp, Inc. common stock	$8,120,460	$-	$-	$8,120,460
Guaranteed investment contract	-	1,062,064	-	1,062,064
Collective investment trusts	-	45,666,961	-	45,666,961
Mutual funds:
Index funds	6,123,562	-	-	6,123,562
Balanced funds	1,158,652	-	-	1,158,652
Growth funds	5,656,752	-	-	5,656,752
Fixed income funds	2,262,658	-	-	2,262,658
Value funds	3,806,308	-	-	3,806,308
Other funds	1,333,867	-	-	1,333,867
Total mutual funds	20,341,799	-	-	20,341,799
Total investments at fair value	$28,462,259	$46,729,025	$-	$75,191,284

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance as of December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
Sandy Spring Bancorp, Inc. common stock	$9,262,822	$-	$-	$9,262,822
Guaranteed investment contract	-	744,170	-	744,170
Collective investment trusts	-	41,790,154	-	41,790,154
Mutual funds:
Index funds	5,095,709	-	-	5,095,709
Balanced funds	838,023	-	-	838,023
Growth funds	5,497,777	-	-	5,497,777
Fixed income funds	1,682,676	-	-	1,682,676
Value funds	3,251,874	-	-	3,251,874
Other funds	706,388	-	-	706,388
Total mutual funds	17,072,447	-	-	17,072,447
Total investments at fair value	$26,335,269	$42,534,324	$-	$68,869,593

8

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013.

	Fair	Unfunded	Redemption Frequency (if currently	Redemption Notice
December 31, 2014	Value	Commitments	eligible)	Period
Prin Trust (SM) Income Fund	$335,200	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,642,123	N/A	Daily	N/A
Prin Trust (SM) Target 2015	4,241,832	N/A	Daily	N/A
Prin Trust (SM) Target 2020	8,762,649	N/A	Daily	N/A
Prin Trust (SM) Target 2025	11,632,779	N/A	Daily	N/A
Prin Trust (SM) Target 2030	8,606,165	N/A	Daily	N/A
Prin Trust (SM) Target 2035	5,567,946	N/A	Daily	N/A
Prin Trust (SM) Target 2040	2,091,787	N/A	Daily	N/A
Prin Trust (SM) Target 2045	1,989,157	N/A	Daily	N/A
Prin Trust (SM) Target 2050	430,633	N/A	Daily	N/A
Prin Trust (SM) Target 2055	342,811	N/A	Daily	N/A
Prin Trust (SM) Target 2060	23,879	N/A	Daily	N/A

December 31, 2013
Prin Trust (SM) Income Fund	$293,008	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,941,393	N/A	Daily	N/A
Prin Trust (SM) Target 2015	4,124,956	N/A	Daily	N/A
Prin Trust (SM) Target 2020	7,575,749	N/A	Daily	N/A
Prin Trust (SM) Target 2025	11,207,292	N/A	Daily	N/A
Prin Trust (SM) Target 2030	7,570,479	N/A	Daily	N/A
Prin Trust (SM) Target 2035	4,963,692	N/A	Daily	N/A
Prin Trust (SM) Target 2040	1,954,043	N/A	Daily	N/A
Prin Trust (SM) Target 2045	1,547,726	N/A	Daily	N/A
Prin Trust (SM) Target 2050	323,504	N/A	Daily	N/A
Prin Trust (SM) Target 2055	288,312	N/A	Daily	N/A

9

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 3. Investments

The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2014	2013

At Fair Value as Determined by Quoted Market Prices:
Collective Investment Trusts:
Prin Trust (SM) Target 2015	$4,241,832	$4,124,956
Prin Trust (SM) Target 2020	8,762,649	7,575,749
Prin Trust (SM) Target 2025	11,632,779	11,207,292
Prin Trust (SM) Target 2030	8,606,165	7,570,479
Prin Trust (SM) Target 2035	5,567,946	4,963,692

Other Funds	28,259,453	24,164,603

Common Stock:
Sandy Spring Bancorp, Inc.	8,120,460	9,262,822

Total Investments	$75,191,284	$68,869,593

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,970,578 as follows:

Collective Investment Trusts	$2,749,273
Other Funds	925,091
Common Stock	(703,786)
Total investment appreciation in value	$2,970,578

10

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 4. Fixed Income Guaranteed Option

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

The Fixed Income Guaranteed Option is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2014, the yield earned and net crediting interest rate was 1.85% after deduction of plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the guaranteed investment contract at December 31, 2014, was $1,062,064. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the Issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate. In no case will the guaranteed minimum interest rate be less than 1% or greater than 3%.

Certain events limit the ability of the Plan to transact at contract value with Principal Life Insurance Company. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Investment Contract does not permit Principal Life Insurance Company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

11

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

Note 6. Tax Status

By letter dated March 31, 2008, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has evaluated the tax positions taken by the Plan and has determined that no uncertain tax positions have been taken or are expected to be taken that would require recognition or disclosure in the financial statements. The Plan may be subject to routine tax audits; however no audits are currently in progress. The Plan remains subject to income tax examination for years ending after December 31, 2011.

Note 7. Related Party Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest. For 2014, total purchases at market value related to the stock were $897,747 and total sales at market value related to the stock were $1,522,717. Participants are not required to make investments in employer securities. In addition, the Plan has notes receivable from participants, which are secured by the vested balances in the participants’ accounts.

Plan assets also include investments in funds managed by Principal. Principal is the Plan’s trustee and, as such, transactions with the custodian qualify as party-in-interest.

Note 8. Trustee and Plan Administrator

Trustee: Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company is the trustee of the Plan’s funds.

Plan Administration: The Company is the plan administrator.

12

Sandy Spring Bank 401(k) Plan

Schedule Of Assets (Held At End Of year)

Form 5500, Schedule H, Item 4i

December 31, 2014

Employer Identification Number – 52-1532952

Plan Number - 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value

*	Princ Fixed Income Guaranteed Option	Guaranteed Investment Contract	**	$1,062,064
*	Prin Trust (SM) Income Fund	Collective Investment Trust	**	335,200
*	Prin Trust (SM) Target 2010	Collective Investment Trust	**	1,642,123
*	Prin Trust (SM) Target 2015	Collective Investment Trust	**	4,241,832
*	Prin Trust (SM) Target 2020	Collective Investment Trust	**	8,762,649
*	Prin Trust (SM) Target 2025	Collective Investment Trust	**	11,632,779
*	Prin Trust (SM) Target 2030	Collective Investment Trust	**	8,606,165
*	Prin Trust (SM) Target 2035	Collective Investment Trust	**	5,567,946
*	Prin Trust (SM) Target 2040	Collective Investment Trust	**	2,091,787
*	Prin Trust (SM) Target 2045	Collective Investment Trust	**	1,989,157
*	Prin Trust (SM) Target 2050	Collective Investment Trust	**	430,633
*	Prin Trust (SM) Target 2055	Collective Investment Trust	**	342,811
*	Prin Trust (SM) Target 2060	Collective Investment Trust	**	23,879
	BlackRock HY Bond Inst Fund	Mutual Fund	**	1,170,808
	Income Inst Fund ++	Mutual Fund	**	659,849
	Legg Mason BW Gbi Opp Bd	Mutual Fund	**	432,001
	Amer Fds Inc Fd of Amer	Mutual Fund	**	1,158,652
	MFS Value R4 Fund	Mutual Fund	**	2,380,282
	LargeCap S&P 500	Mutual Fund	**	2,256,560
	LargeCap Growth I Inst	Mutual Fund	**	2,192,655
	Baron Small Cap Fund	Mutual Fund	**	341,355
	Delaware SmCap Value I	Mutual Fund	**	550,627
	Invesco Amer Value R5	Mutual Fund	**	875,399
	Ivy Mid Cap Growth Y	Mutual Fund	**	837,396
	MidCap S&P 400	Mutual Fund	**	1,824,718
	SmallCap S&P 600	Mutual Fund	**	1,302,487
	Real Estate Secs Inst	Mutual Fund	**	1,333,867
	MFS Intl New Discovery	Mutual Fund	**	931,442
	Oppenheimer Intl Growth	Mutual Fund	**	1,353,905
	Intl Equity Index	Mutual Fund	**	364,597
	Wells Fargo Adv Em Mkt	Mutual Fund	**	375,199
*	Sandy Spring Bancorp, Inc.	Common Stock	**	8,120,460
*	Participant Loans	Loans, ranging from 3.25%-4.00%, maturities through December 2024		726,653
Total Investments				$75,917,937

*Represents a party-in-interest to the Plan.

**Cost is not required for participant-directed plans.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bank 401(k) Plan
(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schrider
Daniel J. Schrider, Chief Executive Officer
Sandy Spring Bancorp, Inc.

Date: June 18, 2015

14

EXHIBIT INDEX

Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

15